NEWS RELEASE

FOR IMMEDIATE RELEASE

        Aqua Acquisition Corporation
        Contact: Neil Lawrence Lane
        Telephone:  (212) 753-2000
        Fax:  (212) 753-9301


            AQUA ACQUISITION CORPORATION COMPLETES TENDER OFFER
                           FOR AQUA ALLIANCE INC.


        New York, New York - August 13, 1999 - Aqua Acquisition Corporation, an indirect wholly owned subsidiary of Vivendi, the world's largest environmental services provider and one of Europe's fastest-growing companies, today announced the successful completion of its tender offer for all outstanding shares of Aqua Alliance Inc. (AMEX: AAI) common stock at $2.90 net per share in cash and all outstanding warrants to purchase common stock of Aqua Alliance at $.40 net per warrant in cash. Aqua Acquisition Corporation has been advised by the depositary for the tender offer that, as of the expiration of the offer at 12:00 Midnight yesterday, approximately 29,259,934 shares of Aqua Alliance common stock and 3,909,643 warrants to purchase Aqua Alliance common stock were validly tendered and not properly withdrawn (along with 760,244 shares tendered pursuant to the procedures for guaranteed delivery), for a total of 30,020,178 shares representing approximately 16% of total shares outstanding. In addition, Vivendi is contributing the 153,714,675 shares of Aqua Alliance common stock it beneficially owns, representing approximately 83% of total shares outstanding, to Aqua Acquisition Corporation, resulting in total ownership of Aqua Alliance shares by Aqua Acquisition Corporation of 183,734,853 shares or approximately 99% of total shares outstanding. As previously announced, Aqua Acquisition Corporation plans to acquire the remaining shares of Aqua Alliance common stock at $2.90 per share and warrants to purchase Aqua Alliance common stock at $.40 per warrant through a cash merger, expected to be completed shortly.

        Aqua Alliance Inc. is an integrated single source provider of services and solutions for the water, wastewater and hazardous waste remediation markets. Aqua Alliance, through its subsidiaries, provides a comprehensive range of services and technologies directed primarily at providing complete services for the operation, maintenance and management of water and wastewater treatment systems; engineering, design and construction of water and wastewater facilities; and the remediation of hazardous waste.

        Vivendi is a major player in Europe's communications and utilities industries. Vivendi has 235,000 employees, annual sales of about $35 billion and market capitalization of over $41 billion (Euro 38.0 billion).